July 24, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Crown Equity Holdings Inc. Preliminary Information Statement on Schedule 14C Filed June 25, 2014 File No. 000-29935

Dear Ms. Ransom:

In response to your letter of July 22, 2014 regarding the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised that we are filing this response on the Company’s behalf in response to the Staff’s comments in its letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Voting Securities, page 4

1. Please revise to provide the number of record holders of your common stock as of a recent practicable date.

RESPONSE:

Comment complied with in amended Schedule 14C being filed.

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Purpose of Increasing the Company’s Authorized Shares … page 9

2. Please affirmatively disclose whether you have any plans, proposals, or arrangements to enter in to a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosures as required by Schedule 14A, including Items 11, 13, and 14, as appropriate. Please refer to Note A to Schedule 14A.

RESPONSE:

Comment complied with in amended Schedule 14C being filed.

Reverse Stock Split, page 9

3. Please revise your disclosure to discuss whether fractional shares will be rounded up to the next whole share, or whether shareholders will be paid for their fractional shares.

RESPONSE:

Comment complied with in amended Schedule 14C being filed.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter with the Commission acknowledging the above.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

28494 Westinghouse Place, Suite 213 | Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

July 24, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Mara L. Ransom, Assistant Director

Re:	Crown Equity Holdings Inc.
Preliminary Information Statement on Schedule 14C

Filed June 25, 2014
File No. 000-29935

Dear Ms. Ransom:

In response to your correspondence dated July 22, 2014 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CROWN EQUITY HOLDINGS INC.

By:	/s/ Kenneth Bosket
Kenneth Bosket, President